Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form F-4) and related Prospectus of Banco Bilbao Vizcaya Argentaria, S.A. for the registration of 196,000,000 Ordinary Shares of Banco Bilbao Vizcaya Argentaria, S.A. and to the incorporation by reference therein of our reports dated February 26, 2007, with respect to the consolidated financial statements of Compass Bancshares, Inc., Compass Bancshares, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Compass Bancshares, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Birmingham, Alabama
May 9, 2007